SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Submission of Audit Report

1.	Name of external auditor: Samjong Accounting Corporation (KPMG)

2.	Date of receiving external audit report: February 28, 2019

3.	Auditor’s opinion

	FY 2018	FY 2017
Audit Report on Separate Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Separate Financial Statements

Items	FY 2018	FY 2017
Total Assets	27,062,105,614,424	25,409,414,917,455
Total Liabilities	13,849,525,481,006	11,580,156,338,761
Total Shareholders’ Equity	13,212,580,133,418	13,829,258,578,694
Capital Stock	1,789,078,500,000	1,789,078,500,000
Revenues	22,371,687,189,786	25,591,081,976,906
Operating Income	(472,995,424,398)	1,536,730,251,186
Ordinary Income	(489,805,954,495)	2,039,866,795,326
Net Income	(442,291,281,486)	1,779,721,318,741
Total Shareholders’ Equity / Capital Stock	738.5%	773.0%

LG DISPLAY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of LG Display Co., Ltd. (the “Company”), which comprise the separate statements of financial position of the Company as of December 31, 2018 and 2017, the related separate statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2018 and 2017, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2018. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(i) Impairment of non-current assets

As at December 31, 2018, goodwill amounts to ~~W~~72,588 million and has been allocated to the entire Company as one cash generating unit. Management performs impairment assessment of the Company by estimating the recoverable amount for the Company at each reporting period. As described in note 3 (k)(ii) to the separate financial statements, an impairment loss for non-current assets is recognized if the carrying amount of the Company exceeds its recoverable amount.

The recoverable amount used in impairment testing as of December 31, 2018 is value in use, which is estimated based on the expected future cash flows including the estimates of revenue, operating expense and growth rate, and discount rate. Considering the significant degree of the judgment in estimating the value in use of the Company and the potential impact of the impairment on its separate financial statements, we identified the impairment of non-current assets as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain internal controls over the Company’s non-current assets impairment process.

•	Comparing the forecasts included in discounted cash flow forecasts prepared in prior year with the current year’s performance to assess the Company’s ability to accurately forecast.

•

Evaluating the key assumptions used to determine the value in use which included the estimated revenue, operating expenses and growth rate by comparison with the latest financial budgets approved by the board of directors, historical performance and industry reports.

•	Engaging our internal valuation specialists to assist us in assessing the discount rate applied by comparison with our recalculated rate using market data.

•

Performing sensitivity analysis on the discount rate and terminal growth rate applied to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

(ii) Assessment of recoverability of deferred tax assets

As described in note 3 (q)(ii) to the separate financial statements, deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As at December 31, 2018, deferred tax assets of KRW 308,393 million are from tax credit carryforwards which are primarily related to Korea.

The determination of the recoverability of deferred tax assets is complex as it requires the exercise of management judgment in estimating future taxable income and the timing of utilization of tax credits. Considering that estimation contains certain judgmental assumptions about future taxable profits including the estimates of revenue and operating expense, which are inherently uncertain and involve significant degree of judgment, we identified the assessment of recoverability of deferred tax assets as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain internal controls relating to the Company’s deferred tax assets recoverability evaluation process.

•

Evaluating key inputs used to determine future taxable income, such as revenue and operating expense, by comparing with the latest financial budgets approved by the board of directors, historical performance and industry reports.

•	Comparing the forecasts of taxable income and timing of utilization of tax credit in prior years to actual results to assess the Company’s ability to accurately forecast.

Other matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing these separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative to do so..

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether theses separate financial statements as a whole are free from material misstatements, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements as of and for the year ended December 31, 2018 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Heon Chang, Oh.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 25, 2019

This report is effective as of February 25, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Cash and cash equivalents	4, 26	~~W~~	473,283	566,408
Deposits in banks	4, 26		77,200	580,770
Trade accounts and notes receivable, net	5, 14, 26, 28		3,389,108	4,673,570
Other accounts receivable, net	5, 26		321,963	687,109
Other current financial assets	6, 26		29,281	13,499
Inventories	7		1,951,155	1,682,245
Other current assets	5		136,349	177,473

Total current assets			6,378,339	8,381,074
Deposits in banks	4, 26		11	11
Investments	8		3,602,214	2,683,941
Other non-current accounts receivable, net	5, 26		25,823	15,115
Other non-current financial assets	6, 26		77,192	49,657
Property, plant and equipment, net	9		14,984,564	12,487,001
Intangible assets, net	10		816,808	731,373
Deferred tax assets	24		851,936	727,248
Other non-current assets	5		325,219	333,995

Total non-current assets			20,683,767	17,028,341

Total assets		~~W~~	27,062,106	25,409,415

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	3,186,123	2,391,493
Current financial liabilities	11, 26		1,044,841	1,060,735
Other accounts payable	26		1,746,412	2,701,823
Accrued expenses			516,970	755,062
Income tax payable			17,404	235,593
Provisions	13		96,555	73,685
Advances received	14		780,906	142,700
Other current liabilities	13		27,419	33,514

Total current liabilities			7,416,630	7,394,605
Non-current financial liabilities	11, 26		5,139,476	3,165,413
Non-current provisions	13		32,764	28,312
Defined benefit liabilities, net	12		44,187	94,535
Long-term advances received	14		1,122,015	830,335
Other non-current liabilities	13		94,453	66,956

Total non-current liabilities			6,432,895	4,185,551

Total liabilities			13,849,525	11,580,156

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		9,172,389	9,789,067

Total equity			13,212,581	13,829,259

Total liabilities and equity		~~W~~	27,062,106	25,409,415

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share)	Note	2018		2017
Revenue	17, 28	~~W~~	22,371,687	25,591,082
Cost of sales	7, 18, 28		(20,439,681)	(21,718,047)

Gross profit			1,932,006	3,873,035
Selling expenses	19		(519,804)	(666,891)
Administrative expenses	19		(678,861)	(473,477)
Research and development expenses			(1,206,336)	(1,195,937)

Operating profit (loss)			(472,995)	1,536,730

Finance income	22		148,301	763,489
Finance costs	22		(129,652)	(119,534)
Other non-operating income	21		541,547	790,476
Other non-operating expenses	21		(577,007)	(931,294)

Profit (loss) before income tax			(489,806)	2,039,867
Income tax expense (benefit)	23		(47,515)	260,146

Profit (loss) for the year			(442,291)	1,779,721

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		5,690	(16,260)
Related income tax	12, 23		(1,169)	9,259

Other comprehensive income (loss) for the year, net of income tax			4,521	(7,001)

Total comprehensive income (loss) for the year		~~W~~	(437,770)	1,772,720

Earnings (loss) per share (In won)
Basic earnings (loss) per share	25	~~W~~	(1,236)	4,974

Diluted earnings (loss) per share	25	~~W~~	(1,236)	4,974

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

	Share		Share	Retained	Total
(In millions of won)	capital		premium	earnings	equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	8,195,255	12,235,447

Total comprehensive income for the year
Profit for the year		—	—	1,779,721	1,779,721
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	(7,001)

Total other comprehensive loss		—	—	(7,001)	(7,001)

Total comprehensive income for the year	~~W~~	—	—	1,772,720	1,772,720

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	(178,908)

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Total comprehensive income for the year
Loss for the year		—	—	(442,291)	(442,291)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521	4,521

Total other comprehensive income		—	—	4,521	4,521

Total comprehensive loss for the year	~~W~~	—	—	(437,770)	(437,770)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	(178,908)

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Profit (loss) for the year		~~W~~	(442,291)	1,779,721
Adjustments for:
Income tax expense (benefit)	23		(47,515)	260,146
Depreciation	9, 18		1,993,133	1,732,901
Amortization of intangible assets	10, 18		399,635	391,580
Gain on foreign currency translation			(38,724)	(143,514)
Loss on foreign currency translation			102,689	143,022
Expenses related to defined benefit plans	12, 20		178,274	196,853
Gain on disposal of property, plant and equipment			(42,864)	(139,053)
Loss on disposal of property, plant and equipment			8,615	11,620
Impairment loss on disposal of property, plant and equipment			43,601	—
Gain on disposal of intangible assets			(239)	(308)
Loss on disposal of intangible assets			—	30
Impairment loss on intangible assets			82	1,809
Reversal of impairment loss on intangible assets			(348)	(35)
Warranty expenses			207,892	217,198
Finance income			(145,293)	(761,617)
Finance costs			119,915	80,995
Other income			(3,400)	(17,127)
Other expenses			612	2,293

			2,776,065	1,976,793
Changes in
Trade accounts and notes receivable			1,110,769	316,119
Other accounts receivable			21,444	(63,844)
Inventories			(355,858)	24,738
Other current assets			101,812	14,807
Other non-current assets			(65,166)	(112,015)
Trade accounts and notes payable			828,112	(272,656)
Other accounts payable			(223,707)	161,337
Accrued expenses			(249,579)	166,035
Provisions			(190,317)	(177,439)
Other current liabilities			53,017	(6,883)
Defined benefit liabilities, net			(222,932)	(260,790)
Long-term advances received			957,717	1,020,470
Other non-current liabilities			25,745	6,368

			1,791,057	816,247
Cash generated from operating activities			4,124,831	4,572,761
Income taxes paid			(313,867)	(232,477)
Interests received			19,592	25,017
Interests paid			(145,082)	(93,487)

Net cash provided by operating activities		~~W~~	3,685,474	4,271,814

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from investing activities:
Dividends received		~~W~~	24,136	409,015
Increase in deposits in banks			(275,700)	(1,334,015)
Proceeds from withdrawal of deposits in banks			778,915	1,826,523
Acquisition of financial assets at fair value through profit or loss			(286)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Acquisition of available-for-sale financial assets			—	(7)
Proceeds from disposal of available-for-sale financial assets			—	917
Acquisition of investments			(192,611)	(81,780)
Proceeds from disposal of investments			4,527	13,128
Acquisition of property, plant and equipment			(5,548,289)	(4,859,831)
Proceeds from disposal of property, plant and equipment			201,222	199,769
Acquisition of intangible assets			(466,496)	(437,290)
Proceeds from disposal of intangible assets			960	1,674
Government grants received			1,210	1,859
Receipt from settlement of derivatives			2,026	2,592
Proceeds from collection of short-term loans			11,058	1,118
Increase in short-term loans			(7,700)	—
Increase in long-term loans			(36,580)	(13,930)
Increase in deposits			(348)	(1,388)
Decrease in deposits			569	1,185
Proceeds from disposal of emission rights			10,200	6,090

Net cash used in investing activities			(5,493,181)	(4,264,371)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			552,164	—
Repayments of short-term borrowings			(552,884)	(105,864)
Proceeds from issuance of bonds			828,169	497,959
Proceeds from long-term borrwoings			2,489,560	630,000
Repayments of current portion of long-term borrowings and bonds			(1,425,395)	(544,557)
Payment guarantee fee received			1,876	868
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			1,714,582	299,498

Net increase (decrease) in cash and cash equivalents			(93,125)	306,941
Cash and cash equivalents at January 1			566,408	259,467

Cash and cash equivalents at December 31		~~W~~	473,283	566,408

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2018, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2018, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2018, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2018, there are 20,890,926 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 29, 2019, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2019.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”) and financial asset at fair value through other comprehensive income (“FVOCI”), and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Financial instruments (note 3(f))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3(l) and 13)

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets(note 24)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its separate financial statements are as follows:

(a)	Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1115, Revenue from Contracts with Customers, and K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, from January 1, 2018.

The Company has consistently applied the accounting policies to the separate financial statements for 2018 and 2017 except for the new amendments effective for annual period beginningJanuary 1, 2018 as mentioned below.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039 Financial Instruments: Recognition and Measurement. The Company has initially adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Company has used an exemption not to restate the separate financial statements for prior years with respects to transition requirements.

The followings describe the nature and impact on the significant changes in accounting policies from the adoption of K-IFRS No. 1109. There is no impact on the opening balance of retained earnings at January 1, 2018 resulting from the initial adoption of K-IFRS No. 1109.

i)	Classification and measurement of financial assets and financial liabilities

K-IFRS No. 1109 contains three principal classification categories for financial assets measured at amortized cost, FVOCI and FVTPL. The classification of financial assets under K-IFRS 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. K-IFRS No. 1109 eliminates the previous K-IFRS No. 1039 categories of held to maturity, loans and receivables and available for sale.

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities.

The adoption K-IFRS No. 1109 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, Continued

The following table below explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018.

(In millions of won)	Classification under K-IFRS No. 1039	Classification under K-IFRS No. 1109		Carrying amount under K-IFRS No. 1039	Carrying amount under K-IFRS No. 1109	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	566,408	566,408	—
Deposits	Loans and receivables	Amortized cost		580,781	580,781	—
Trade receivables	Loans and receivables	Amortized cost		4,673,570	4,673,570	—
Other receivables	Loans and receivables	Amortized cost		702,224	702,224	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		2,697	2,697	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		57,903	57,903	—

Total financial assets			~~W~~	6,586,139	6,586,139	—

As of January 1, 2018, there was no financial liabilities measured at FVTPL.

Impairment of financial assets

K-IFRS No. 1109 replaces the ‘incurred loss’ model in K-IFRS No. 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

As a result of applying the new impairment model under K-IFRS No. 1109, as of January 1, 2018, there is no additional allowance for impairments recognized as compared with the impairment model under K-IFRS No. 1039.

Hedge Accounting

When initially applying K-IFRS No. 1109, the Company has elected as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 and as a result, there is no impact of applying K-IFRS No. 1109 on the separate financial statements as at January 1, 2018.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(a)	Changes in Accounting Policies, continued

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Company has initially adopted K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018. The Company has adopted K-IFRS No. 1115 using the cumulative effect method with the effect of initially applying this standard recognized at the date of initial application, January 1, 2018. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13(a))

The effect of the application of K-IFRS No. 1115 on the Company’s separate statement of financial position as of December 31, 2018 is as follows. There is no significant impact on the separate statement of comprehensive income and the cash flows for the year ended December 31, 2018.

(In millions of won)
Categories		As reported	Adjustments	Amounts without adoption of K-IFRS No. 1115
Current Assets
Other current assets	~~W~~	136,349	(7,489)	128,860
Current Liabilities
Provisions	~~W~~	96,555	(7,489)	89,066

(iii)	K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the separate financial statements of the Company.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(b)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(c)	Foreign Currency Transaction and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on investment in equity securities designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(d)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(e)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets or liabilities are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets: Policy applicable from January 1, 2018

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investments that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

ii)	Financial assets: business model: Policy applicable from January 1, 2018

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;.

•	how the performance of the portfolio is evaluated and reported to the Company’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;.

•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial asset to third parties in transaction that do not qualify for derecognition are not considered sale for this purpose.

A financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest: Policy applicable from January 1, 2018

For the purpose of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses: Policy applicable from January 1, 2018

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

v)	Financial assets: Policy applicable before January 1, 2018

The Company has classified financial assets into one of the following categories

•	loans and receivables

•	available-for-sale

•	at FVTPL

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

vi)	Financial assets: subsequent measurement, gains and losses: Policy applicable before January 1, 2018

Financial assets at FVTPL	Measured at fair value and changes therein, including any interest or dividend income, were recognized in profit or loss.

Loans and receivables	Measured at amortized cost using the effective interest method.

Available-for-sale financial assets	Measured at fair value and changes therein, other than impairment losses, interest income and foreign currency differences on debt instruments, were recognized in OCI and accumulated in the fair value reserves. When these assets were derecognized, the gain or loss accumulated in equity was classified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continue to recognize the transferred asset.

Offset

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

(ii)	Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2018, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii)	Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Financial Instruments, Continued

i)	Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ii)	Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii)	Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred

(iii)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(g)	Property, Plant and Equipment, Continued

During the year ended December 31, 2018, the Company changed estimated useful lives of the mask and mold which had previously been classified as inventories. Based on the review of the accumulated historical usage information that became available, it is expected that the mask and mold will be used for the period exceeding one year. Accordingly, the Company changed useful lives of Mask and Mold to two years, accounted for the change in accounting estimate and reclassified the mask and mold to property, plant and equipment from inventories. As a result of such change, the Company reclassified inventories amounting to ~~W~~90,955 million at the beginning of January 1, 2018 to property, plant, and equipment. The impact on the depreciation expense of the property, plant and equipment at the beginning of January 1, 2018 and newly acquired property, plant and equipment during the year ended December 31, 2018 are as follows:

(In millions of won)
	2018		2019	2020
Increase(decrease) in depreciation expense	~~W~~	(93,729)	47,682	46,047

(h)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(i)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants, Continued

(iii)	Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(j)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(i)	Government Grants, Continued

(iv)	Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*) Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(k)	Impairment

(i) Financial assets

Financial instruments and contract assets: Policy applicable from January 1, 2018

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank securities for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses: Policy applicable from January 1, 2018

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. Credit losses are measured using the present value of a cash shortfall (the difference between the contractual cash flows and the expected contractual cash flows). The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets: Policy applicable from January 1, 2018

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•	the restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties;

Presentation of loss allowance for ECL in the statement of financial position: Policy applicable from January 1, 2018

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

Write-off: Policy applicable from January 1, 2018

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering a financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Non-derivative financial assets: Policy applicable before January 1, 2018

Financial assets not classified as at FVTPL were assessed at each reporting date to determine whether there was objective evidence of impairment.

Objective evidence that financial assets were impaired included:

•	default or delinquency by a debtor;

•	restructuring of an amount due to the Company on terms that the Company would not consider otherwise

•	indications that a debtor or issuer would enter bankruptcy

•	adverse changes in the payment status of borrowers or issuers;

•	the disappearance of an active market for a security because of financial difficulties

•	observable data indicating that there was measurable decrease in the expected cash flows from a group of financial assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

For an investment in an equity instrument, objective evidence of impairment include a significant or prolonged decline in its fair value below its cost.

Financial assets at amortized cost	The Company considered evidence of impairment for these assets at both collective level and individual asset. All individual significant assets were individually assessed for impairment. Those found not to be impaired were then collectively assessed for any impairment that had been incurred but not yet individually identified. Assets that were not individually significant were collectively assessed for impairment. Collective assessment was carried out by grouping together assets with similar risk characteristics.
In assessing collective impairment, the Company used historical information on the timing of recoveries and the amount of loss incurred and made an adjustment if current economic and credit conditions were such that the actual losses were likely to be greater or lesser than suggested by historical trends.
An impairment loss was calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses were recognized in profit or loss and reflected in an allowance account.
For financial assets such as equity instruments which the carrying amount would be the cost, the impairment loss is the difference between the carrying value and the present value of estimated future cash receipts of a similar financial instruments discounted at current market rate. The impairment loss is recognized as profit and losses and would be not reversed as profit and losses.
Available-for-sale financial assets	For the financial assets classified as available-for-sale which its decrease in the fair value has been recognized as other comprehensive income, the loss which has been recognized as other comprehensive income would be reclassified from other comprehensive income to profit and losses less the amount already recognized as profit and losses.
If the fair value of an impaired available-for-sale debt security subsequently increased and the increase was related objectively to an event occurring after the impairment loss was recognized, then the impairment loss was reversed through profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale were not reversed through profit or loss.

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(k)	Impairment, Continued

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

(l)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(l)	Provisions, Continued

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(m)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(m)	Employee Benefits, Continued

(iv)	Defined benefit plan, Continued

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v)	Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

(n)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. The Company has initially applied K-IFRS 1115 from January 1, 2018 and recognized revenue according to the 5 stage revenue recognition model (① Identifying the contract → ☐ Identifying performance obligation → ☐ Determining transaction price → ☐ Allocating the transaction price to performance obligation →☐ Recognition of revenue at performance of obligation). The Company generates revenue primarily from sales of display panels to customer. Product revenue is recognized when the customer obtains control over the products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customers.

The Company includes return option in the sales contract of display panels to its customers thus the consideration received from the customer is subject to change. The Company has recognized the expected return amount of gross revenue as warranty provision until previous financial year. After applying the K-IFRS 1115 “Revenue from contracts with customers”, the Company estimates an amount of variable consideration by using the expected value method which the Company expects to better predict the amount of consideration. The Company includes in the transaction p[rice some or all of an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(o)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the separate financial statements.

(p)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on the disposal of debt instruments measured at FVOCI, changes in the fair value of financial assets at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial assets measured at FVTPL, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(q)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(q)	Income Tax, Continued

(ii)	Deferred tax, Continued

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(r)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

(s)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2018, and the Company has not early adopted them.

(i)	K-IFRS No. 1116, Leases

K-IFRS No. 1116, Leases, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No.2014, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases—Incentives and K-IFRS No.2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

K-IFRS No. 1116, Leases introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e lessors continue to classify leases as finance or operating leases.

The Company is assessing the potential impact on its separate financial statements resulting from the application of K-IFRS no.1116 and the actual impacts are determined based on the future economic environment at the date of initial recognition such as interest rate implicit in the lease, lease portfolio, certainty of exercising purchase option, the extent which the practical expedient and recognition exemption election to be utilized.

Previously, the Company recognized operating lease expense on a straight-line basis over the term of the lease. The nature of expenses related to those leases will now change because the Company will recognize a depreciation charge for right-of-use assets and interest expense on lease liabilities.

No significant impact is expected for the Company’s finance lease.

A lessee may apply the K-IFRS No.1116 to its leases either:

•	Retrospectively to each prior reporting period presented

•	Retrospectively with the cumulative effect of initially applying the Standard recognized at the date of initial application

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(t)	New Standards and Amendments Not Yet Adopted, Continued

A lessee shall apply the election consistently to all of its lease in which it is a lessee. The Company plans to apply K-IFRS No. 1116 initially on January 1, 2019, using the modified retrospective approach. Therefore, the cumulative effect of adopting K-IFRS No. 1116 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019, with no restatement of comparative information.

A lessee may use various practical expedients when applying K-IRFS No. 1116 retrospectively to leases previously classified as operating leases applying IAS 17. The Company is currently assessing the potential impacts when applying the practical expedients. The Company expects that additional amounts to be recognized as right-of-use assets and lease liabilities are not significant when practical expedient is applied.

(ii)	Other standards

The following amended standards and interpretations are not expected to have a significant impact on the Company’s financial statements.

•	K-IFRS No. 2123, Uncertainty over Tax Treatments

•	K-IFRS No. 1109, Prepayment Features with Negative Compensation (Amendments to K-IFRS 1109)

•	K-IFRS No. 1028, Long-term Interests in Associates and Joint Ventures (Amendments to K-IFRS 1028)

•	K-IFRS No. 1019, Plan Amendment, Curtailment or Settlement (Amendments to K-IFRS 1019)

•	Amendments to References to Conceptual Framework in IFRS Standards.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
		December 31, 2018	December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	473,283	566,408
Deposits in banks
Time deposits	~~W~~	3,118	507,930
Restricted cash (*)		74,082	72,840

	~~W~~	77,200	580,770

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	550,494	1,147,189

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a) Trade accounts and notes receivable as of December, 2018 and December 31, 2017 are as follows:

(In millions of won)
		December 31, 2018	December 31, 2017
Trade, net	~~W~~	257,037	355,332
Due from related parties		3,132,071	4,318,238

	~~W~~	3,389,108	4,673,570

(b) Other accounts receivable as of December, 2018 and December 31, 2017 are as follows:

(In millions of won)
		December 31, 2018	December 31, 2017
Current assets
Non-trade receivable, net	~~W~~	316,069	678,454
Accrued income		5,894	8,655

	~~W~~	321,963	687,109

Non-current assets
Long-term non-trade receivable	~~W~~	25,823	15,115

	~~W~~	347,786	702,224

Due from related parties included in other accounts receivable, as of December 31, 2018 and 2017 are ~~W~~247,677 million and ~~W~~567,996 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)		December 31, 2018
		Book value		Impairment loss
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,387,653	347,669	(5)	(551)
Past due 1-15 days		1,353	274	—	(2)
Past due 16-30 days		79	69	—	(1)
Past due 31-60 days		28	95	—	(1)
Past due more than 60 days		—	668	—	(434)

	~~W~~	3,389,113	348,775	(5)	(989)

(In millions of won)		December 31, 2017
		Book value		Impairment loss
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,673,660	701,952	(570)	(686)
Past due 1-15 days		341	482	—	(3)
Past due 16-30 days		135	53	—	(1)
Past due 31-60 days		—	207	—	(2)
Past due more than 60 days		4	622	—	(400)

	~~W~~	4,674,140	703,316	(570)	(1,092)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)		2018		2017
		Trade accounts and notes receivable	Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	570	1,092	520	827
(Reversal of) bad debt expense		(565)	(103)	50	265

Balance at the reporting date	~~W~~	5	989	570	1,092

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

5.	Receivables and Other Assets, Continued

(d)	Other assets as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
		December 31, 2018	December 31, 2017
Current assets
Advance payments	~~W~~	3,354	3,597
Prepaid expenses		73,254	76,129
Value added tax refundable		52,252	95,769
Emission rights		—	1,978
Right to recover returned goods(*)		7,489	—

	~~W~~	136,349	177,473

Non-current assets
Long-term prepaid expenses	~~W~~	325,219	333,995

(*)	As a result from the initial application of K-IFRS No. 1115, the Company recognized an asset for right to recover goods returned by the customer.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

6.	Other Financial Assets

(a)	Other financial assets as of December 31, 2018 are as follows:

(In millions of won)		December 31, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*)	~~W~~	13,059
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	106
Financial asset carried at amortized cost
Short-term loans	~~W~~	16,116

	~~W~~	29,281

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	4,598
Kyulux, Inc.		2,460
Fineeva Co., Ltd.		286

	~~W~~	7,344

Convertible bonds	~~W~~	1,327
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	55
Financial asset carried at amortized cost
Deposits	~~W~~	13,418
Long-term loans		55,048

	~~W~~	77,192

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

6.	Other Financial Assets, Continued

(b)	Other financial assets as of December 31, 2017 are as follows:

(In millions of won)		December 31, 2017
Current assets
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	6
Short-term loans		13,493

	~~W~~	13,499

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968

	~~W~~	2,697

Deposits	~~W~~	13,638
Long-term loans		30,772
Derivatives(*)		842

	~~W~~	49,657

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

Other financial assets of related parties as of September 30, 2018 and December 31, 2017 are ~~W~~2,000 million and ~~W~~2,750 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

7.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)		December 31, 2018	December 31, 2017
Finished goods	~~W~~	539,859	491,330
Work-in-process		791,396	675,324
Raw materials		500,413	286,934
Supplies		119,487	228,657

	~~W~~	1,951,155	1,682,245

For the years ended December 31, 2018 and 2017, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)		2018	2017
Inventories recognized as cost of sales	~~W~~	20,439,681	21,718,047
Including: inventory write-downs		280,323	184,139
Including: reversal and usage of inventory write-downs		(184,139)	(185,454)

There were no significant reversals of inventory write-downs recognized during 2018 and 2017.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2018			December 31, 2017
Overseas Subsidiaries	Location	Business	Percentage of ownership		Book value	Percentage of ownership		Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and Sell Display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong, Vietnam	Manufacture Display Products	100%		329,978	100%		117,378
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A	Business and obtain technologies	100%		2,249	—		—
LG Display High-Tech (China) Co., Ltd.(*3)	Guangzhou, China	Manufacture Display products	69%		749,154	—		—
MMT(*4)	Seoul, Korea	Money Market Trust	100%		24,501	100%		61,471

				~~W~~	3,507,944		~~W~~	2,580,911

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments, Continued

(*1)

For the year ended December 31, 2018, the Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Company’s ownership percentage in LGDVN as a result of this additional investment.

(*2)	For the year ended December 31, 2018, the Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Company has a 100% equity interest of this subsidiary.

(*3)

For the year ended December 31, 2018, the Company established LG Display High-Tech (China) Co., Ltd. in Guangzhou China to manufacture Display products and the Company has a 69% equity interest of this subsidiary.

(*4)	For the year ended December 31, 2018, the Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of September 30, 2018 is ~~W~~24,501 million.

(b)	Investments in associates consist of the following:

(In millions of won)
			December 31, 2018			December 31, 2017
Associates	Location	Business	Percentage of ownership		Book Value	Percentage of ownership		Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
INVENIA Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.(*1)	Ansan, South Korea	Manufacture LED back light unit packages	14%		4,746	14%		10,268
LB Gemini New Growth Fund No.16 (*2)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	—		—	31%		434
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	17%		10,600
Arctic Sentinel, Inc.	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH(*3)	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	14%		8,668	14%		20,309
Material Science Co., Ltd.(*4)	Seoul, South Korea	Develop, manufacture and sell material for display	10%		3,346	—		—
Nanosys Ic.(*5)	Milpitas, U.S.A.	Develop, manufacture and sell material for display	4%		5,491	—		—

				~~W~~	94,270		~~W~~	103,030

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments, Continued

(*1)	The Company recognized an impairment loss of ~~W~~5,522 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd.

(*2)

The LB Gemini New Growth Fund No.16 (“the Fund”) which the Company was a member of a limited partnership, was approved to be dissolve at the general meeting and completed liquidation. In 2018, the Company received ~~W~~1,545 million in cash from the Fund and recognized ~~W~~1,111 million for the difference between the amount received and the carrying amount as finance cost.

(*3)	The Company recognized an impairment loss of ~~W~~11,641 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in CYNORA GmbH.

(*4)

In March 2018, the Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. As of December 31, 2018, the Company recognized an impairment loss of ~~W~~654 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd. As of December 31, 2018, the Company‘s ownership percentage in Material Science Co., Ltd. is 10% and the Company has the right to appoint a director to the board of directors of the investee.

(*5)

In May 2018, the Company invested ~~W~~10,732 million and acquired 5,699,954 shares of preferred stock with voting rights in Nanosys Inc. As of December 31, 2018, the Company recognized an impairment loss of ~~W~~5,241 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Nanosys Inc. As of December 31, 2018, the Company‘s ownership percentage in Nanosys Inc. is 4% and the Company has the right to appoint a director to the board of directors of the investee.

For the years ended December 31, 2018 and 2017, the aggregate amount of received dividends from subsidiaries and associates are ~~W~~95,553 million and ~~W~~612,132 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	4,857,328	33,969,092	622,955	5,586,631	139,774	45,636,291
Accumulated depreciation as of January 1, 2018		—	(2,218,404)	(30,303,595)	(531,316)	—	(93,685)	(33,147,000)
Accumulated impairment loss as of January 1, 2018		—	—	(2,290)	—	—	—	(2,290)

Book value as of January 1, 2018	~~W~~	460,511	2,638,924	3,663,207	91,639	5,586,631	46,089	12,487,001
Additions		—	—	—	—	4,943,986	—	4,943,986
Depreciation		—	(225,710)	(1,584,542)	(39,522)	—	(143,359)	(1,993,133)
Disposals		(15)	(22)	(147,490)	(305)	—	(4,434)	(152,266)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others (*2)		1,332	3,216	1,438,365	31,088	(2,060,535)	330,321	(256,213)
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)

Book value as of December 31, 2018	~~W~~	461,828	2,416,408	3,342,800	82,900	8,452,011	228,617	14,984,564

Acquisition cost as of December 31, 2018	~~W~~	461,828	4,860,942	34,433,030	652,723	8,469,901	479,594	49,358,018

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,444,534)	(31,062,229)	(569,823)	—	(250,977)	(34,327,563)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(28,001)	—	(17,890)	—	(45,891)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)
		Land	Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,483	4,730,093	33,536,183	637,918	2,680,073	134,488	42,180,238
Accumulated depreciation as of January 1, 2017		—	(1,999,023)	(30,772,830)	(560,513)	—	(87,609)	(33,419,975)
Accumulated impairment loss as of January 1, 2017		—	—	(2,290)	—	—	—	(2,290)

Book value as of January 1, 2017	~~W~~	461,483	2,731,070	2,761,063	77,405	2,680,073	46,879	8,757,973
Additions		—	—	—	—	5,544,771	—	5,544,771
Depreciation		—	(222,663)	(1,460,085)	(40,484)	—	(9,669)	(1,732,901)
Disposals		(1,042)	(6,727)	(70,068)	(24)	—	(3,122)	(80,983)
Others (*2)		70	137,792	2,435,447	54,742	(2,640,052)	12,001	—
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	2,638,924	3,663,207	91,639	5,586,631	46,089	12,487,001

Acquisition cost as of December 31, 2017	~~W~~	460,511	4,857,328	33,969,092	622,955	5,586,631	139,774	45,636,291

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,218,404)	(30,303,595)	(531,316)	—	(93,685)	(33,147,000)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(2,290)	—	—	—	(2,290)

(*1)	As of December 31, 2017, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Capitalized borrowing costs	~~W~~	121,441	46,033
Capitalization rate		2.74%	1.91%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets

(a)	Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)
		Intellectual property rights	Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	665,645	810,270	54,834	1,769,998	30,722	59,176	11,074	72,588	13,077	3,487,384
Accumulated amortization as of January 1, 2018		(546,105)	(671,980)	—	(1,473,238)	—	(31,338)	(8,489)	—	(13,076)	(2,744,226)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	119,540	138,290	43,049	296,760	30,722	27,838	2,585	72,588	1	731,373
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		21,061	—	2,844	—	88,785	—	—	—	—	112,690
Amortization (*1)		(24,370)	(67,955)	—	(302,685)	—	(3,516)	(1,108)	—	(1)	(399,635)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	85,640	—	—	(85,640)	—	—	—	—	—

Book value as of December 31, 2018	~~W~~	116,231	155,975	45,438	366,910	33,867	24,322	1,477	72,588	—	816,808

Acquisition cost as of December 31, 2018	~~W~~	686,707	895,186	56,959	2,142,832	33,867	59,176	11,074	72,588	13,077	3,971,466

Accumulated amortization as of December 31, 2018	~~W~~	(570,476)	(739,211)	—	(1,775,922)	—	(34,854)	(9,597)	—	(13,077)	(3,143,137)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,521)	—	—	—	—	—	—	(11,521)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets, Continued

(b)	Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)
		Intellectual property rights	Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation- ships	Technology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2017	~~W~~	627,998	733,030	51,407	1,433,791	17,782	59,176	11,074	72,588	13,077	3,019,923
Accumulated amortization as of January 1, 2017		(506,117)	(605,247)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,335,946)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	121,881	127,783	41,396	256,340	17,782	32,498	3,692	72,588	6	673,966
Additions - internally developed		—	—	—	336,208	—	—	—	—	—	336,208
Additions - external purchases		20,295	—	4,819	—	90,835	—	—	—	—	115,949
Amortization (*1)		(22,632)	(67,388)	—	(295,788)	—	(4,660)	(1,107)	—	(5)	(391,580)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress	~~W~~	—	77,895	—	—	(77,895)	—	—	—	—	—

Book value as of December 31, 2017	~~W~~	119,540	138,290	43,049	296,760	30,722	27,838	2,585	72,588	1	731,373

Acquisition cost as of December 31, 2017	~~W~~	665,645	810,270	54,834	1,769,998	30,722	59,176	11,074	72,588	13,077	3,487,384

Accumulated amortization as of December 31, 2017	~~W~~	(546,105)	(671,980)	—	(1,473,238)	—	(31,338)	(8,489)	—	(13,076)	(2,744,226)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets, Continued

(c)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2018 and 2017 are as follows:

(i)	As of December 31, 2018

(In millions of won and in years)
Classification	Product		Book Value	Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.6
	Others		9,475	0.5

	Sub-Total	~~W~~	150,401

Development in process	Mobile	~~W~~	144,679	—
	TV		55,580	—
	Notebook		9,639	—
	Others		6,611	—

	Sub-Total	~~W~~	216,509

Total		~~W~~	366,910

(ii)	As of December 31, 2017

(In millions of won and in years)
Classification	Product		Book Value	Remaining Useful life
Development completed	Mobile	~~W~~	79,372	0.6
	TV		36,038	0.6
	Notebook		14,311	0.5
	Others		12,444	0.4

	Sub-Total	~~W~~	142,165

Development in process	Mobile	~~W~~	117,222	—
	TV		30,670	—
	Notebook		2,356	—
	Others		4,347	—

	Sub-Total	~~W~~	154,595

Total		~~W~~	296,760

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

11.	Financial Liabilities

(a)	Financial liabilities as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)		December 31, 2018	December 31, 2017
Current
Current portion of long-term borrowing and bonds	~~W~~	1,040,148	1,058,985
Current portion of payment guarantee liabilities		4,693	1,750

	~~W~~	1,044,841	1,060,735

Non-current
Won denominated borrowings	~~W~~	2,700,608	1,251,258
Foreign currency denominated borrowings		626,136	401,775
Bonds		1,772,599	1,506,003
Payment guarantee Liabilities		14,375	6,377
Derivatives(*)		25,758	—

	~~W~~	5,139,476	3,165,413

(*)	Represents exchange rate swap contracts related to foreign currency denominated borrowings and bonds.

(b)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2018 (%)		December 31, 2018	December 31, 2017
Woori Bank	2.75	~~W~~	1,259	1,922
Shinhan Bank	—		—	200,000
Korea Development Bank and others	CD rate (91days)+ 0.64, 2.43 ~ 3.25		2,850,000	1,250,000
Less current portion of long-term borrowings			(150,651)	(200,664)

		~~W~~	2,700,608	1,251,258

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

11.	Financial Liabilities, Continued

(c)	Foreign currency denominated long-term borrowings as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2018 (%)(*)		December 31, 2018	December 31, 2017
The Export-Import Bank and Others	3ML+0.75 ~1.70	~~W~~	955,975	755,337

Foreign currency equivalent			USD 855	USD 705

Less current portion of long-term borrowings			(329,839)	(353,562)

		~~W~~	626,136	401,775

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates)

(d)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2018 (%)		December 31, 2018	December 31, 2017
Won denominated bonds(*1)
Publicly issued bonds	Apr 2019~Feb 2023	1.80~3.45	~~W~~	1,900,000	2,015,000
Privately placed bonds	May 2025~May 2033	3.25~4.25		110,000	—
Less discount on bonds				(3,949)	(4,238)
Less current portion				(559,658)	(504,759)

			~~W~~	1,446,393	1,506,003

Foreign currency denominated Bonds(*2)
Publicly issued bonds	Nov 2021	3.88	~~W~~	335,430	—

Foreign currency equivalent				USD 300	—

Less discount on bonds				(9,224)	—
Sub-Total			~~W~~	326,206	—

Total			~~W~~	1,772,599	1,506,003

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid semi-annually.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a) Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)		December 31, 2018	December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,592,366	1,560,525
Fair value of plan assets		(1,548,179)	(1,465,990)

	~~W~~	44,187	94,535

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)		2018	2017
Opening defined benefit obligations	~~W~~	1,560,525	1,400,621
Current service cost		203,062	194,462
Past service cost		(25,749)	—
Interest cost		49,145	40,844
Remeasurements (before tax)		(27,885)	(114)
Benefit payments		(88,056)	(75,822)
Curtailment of plans		(74,459)	—
Transfers from (to) related parties		(4,217)	534

Closing defined benefit obligations	~~W~~	1,592,366	1,560,525

Weighted average remaining maturity of defined benefit obligations as of December 31, 2018, and 2017 are 14.4 years and 14.0 years, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Opening fair value of plan assets	~~W~~	1,465,990	1,258,409
Expected return on plan assets		48,184	38,453
Remeasurements (before tax)		(22,195)	(16,374)
Contributions by employer directly to plan assets		211,006	250,000
Benefit payments		(80,369)	(64,498)
Curtailment of plans		(74,437)	—

Closing fair value of plan assets	~~W~~	1,548,179	1,465,990

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
		December 31, 2018	December 31, 2017
Guaranteed deposits in banks	~~W~~	1,548,179	1,465,990

As of December 31, 2018, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

The Company’s estimated additional contribution to the plan assets for the year ending December 31, 2019 is ~~W~~63,688 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)
		2018	2017
Current service cost	~~W~~	203,062	194,462
Past service cost		(25,749)	—
Net interest cost		961	2,391

	~~W~~	178,274	196,853

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
		2018	2017
Cost of sales	~~W~~	134,879	158,419
Selling expenses		10,719	10,810
Administrative expenses		18,193	15,202
Research and development expenses		14,483	12,422

	~~W~~	178,274	196,853

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Included in other comprehensive income
Balance at January 1	~~W~~	(170,134)	(163,133)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		56,225	(48,890)
Demographic assumptions		(15,379)	(7,702)
Financial assumptions		(12,961)	56,706
Return on plan assets		(22,195)	(16,374)

	~~W~~	5,690	(16,260)

Income tax	~~W~~	(1,169)	9,259

Balance at December 31	~~W~~	(165,613)	(170,134)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2018	December 31, 2017
Expected rate of salary increase	4.3%	4.7%
Discount rate for defined benefit obligations	2.8%	3.2%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2018	December 31, 2017
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2018:

(In millions of won)		Defined benefit obligation
		1% increase	1% decrease
Discount rate for defined benefit obligations	~~W~~	(199,750)	241,608
Expected rate of salary increase		236,002	(199,363)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2018 are as follows:

(In millions of won)
		Litigations and claims	Warranties (*)	Others	Total
Balance at January 1, 2018	~~W~~	43	100,119	1,835	101,997
Adjustments for adoption of K-IFRS 1115		—	—	9,789	9,789
Additions (reversals)		—	207,892	(2,694)	205,198
Usage and reclassification		(43	(187,622)	—	(187,665)

Balance at December 31, 2018	~~W~~	—	120,389	8,930	129,319

Current	~~W~~	—	87,625	8,930	96,555
Non-current	~~W~~	—	32,764	—	32,764

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities at the reporting date is as follows:

(In millions of won)
		December 31, 2018	December 31, 2017
Current liabilities
Withholdings	~~W~~	16,181	23,948
Unearned revenues		11,073	9,566
Security deposits		165	—

	~~W~~	27,419	33,514

Non-current liabilities
Long-term accrued expenses	~~W~~	78,466	66,956
Long-term other accounts payable		3,081	—
Long-term advances received		2,116	—
Security deposits		10,790	—

Total	~~W~~	94,453	66,956

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. The Company and LG Display Taiwan Co., Ltd. reached a settlement with Argos in November 2018.

Others

The Company is defending against various claims in addition to pending proceedings described above. The Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2018.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,670 million (~~W~~1,867,227 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts mentioned about, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~706,374 million in connection with its domestic and export sales transactions and, as of December 31, 2018, ~~W~~143,075 amount of accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2018, the Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,543 million) with KEB Hana Bank, USD 80 million (~~W~~89,448 million) with Bank of China and USD 50 million (~~W~~55,905 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Vietnam Haiphong, Co., Ltd. amounting to USD 1,167 million (~~W~~1,305,167 million) for principals.

In addition, the Company obtained payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements. The Company also obtained payment guarantees amounting to USD 306 million (~~W~~341,929 million) from Korea Development Bank for foreign currency denominated bonds and USD 8.5 million (~~W~~9,504 million) from Shinhan bank for value added tax payments in Poland.

License agreements

As of December 31, 2018, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2018, in connection with long-term supply agreements with customers, the Company recognized USD 1,475 million (~~W~~1,649,198 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and other various banks relating to advance received.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2018 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2018.

16.	Retained earnings

(a)	Retained earnings at the reporting date is as follows:

(In millions of won)
		2018	2017
Legal reserve	~~W~~	212,158	194,267
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(165,613)	(170,134)
Retained earnings		9,057,593	9,696,683

	~~W~~	9,172,389	9,789,067

(b)	For the years ended December 31, 2018 and 2017, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
		2018	2017
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	9,499,884	7,916,962
Profit for the year		(442,291)	1,779,721

		9,057,593	9,696,683
Appropriation of retained earnings (*)
Earned surplus reserve		—	17,891
Cash dividend (Dividend per common stock (%): 2017: ~~W~~500 (10%))		—	178,908

		—	196,799
Unappropriated retained earnings carried forward to the following year	~~W~~	9,057,593	9,499,884

(*)	For the years ended December 31, 2018 and 2017, the date of appropriation is March 15, 2019 and March 15, 2018, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

17.	Revenue

Details of revenue for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Sales of goods	~~W~~	22,324,003	25,541,281
Royalties		20,970	17,236
Others		26,714	32,565

	~~W~~	22,371,687	25,591,082

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Changes in inventories	~~W~~	(268,910)	24,738
Purchases of raw materials, merchandise and others		8,875,141	10,140,086
Depreciation and amortization		2,392,768	2,124,481
Outsourcing fees		6,012,740	5,372,293
Labor costs		2,592,716	2,696,869
Supplies and others		795,935	1,011,035
Utility		728,166	716,354
Fees and commissions		522,328	486,939
Shipping costs		102,913	124,303
Advertising		111,972	230,453
Warranty expenses		207,892	217,198
Travel		95,003	81,731
Taxes and dues		59,207	48,043
Others		694,166	812,902

Total(*)	~~W~~	22,922,037	24,087,425

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Salaries(*1)	~~W~~	396,223	220,300
Expenses related to defined benefit plans(*2)		29,023	26,012
Other employee benefits		42,987	49,769
Shipping costs		72,876	97,666
Fees and commissions		136,417	112,035
Depreciation		111,133	88,665
Taxes and dues		4,777	2,449
Advertising		111,972	230,453
Warranty expenses		207,892	217,198
Rent		10,597	10,004
Insurance		6,175	6,620
Travel		18,197	19,812
Training		10,910	13,862
Others		39,486	45,523

	~~W~~	1,198,665	1,140,368

(*1)	The expense related to retirement allowance for the year ended December 31, 2018 is ~~W~~184,941 million.
(*2)	The expense related to the define contribution plan for the year ended December 31, 2018 is ~~W~~111 million.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Salaries and wages	~~W~~	2,280,341	2,314,935
Other employee benefits		312,050	312,816
Contributions to National Pension plan		75,668	73,061
Expenses related to defined benefit plan and defined contribution plan(*)		179,137	196,853

	~~W~~	2,847,196	2,897,665

(*)	The expense related to defined contribution plan for the year ended December 31, 2018 is ~~W~~863 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Foreign currency gain	~~W~~	483,160	642,208
Gain on disposal of property, plant and equipment		42,864	139,053
Gain on disposal of intangible assets		239	308
Reversal of impairment loss on intangible assets		348	35
Rental income		1,764	3,514
Others		13,172	5,358

	~~W~~	541,547	790,476

(b)	Details of other non-operating expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Foreign currency loss	~~W~~	499,652	898,221
Other bad debt expense		23	2,180
Loss on disposal of property, plant and equipment		8,615	11,620
Impairment loss on property, plant and equipment		43,601	—
Loss on disposal of intangible assets		—	30
Impairment loss on intangible assets		82	1,809
Donations		7,294	16,991
Others		17,740	443

	~~W~~	577,007	931,294

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
Finance income		2018	2017
Interest income	~~W~~	17,938	25,561
Dividend income		95,553	612,132
Foreign currency gain		10,170	116,085
Gain on disposal of investments		1,111	4,203
Gain on transaction of derivatives		2,075	3,106
Gain on valuation of derivatives		13,059	1,070
Gain on disposal of available-for-sale financial assets		—	8
Gain on valuation of financial asset at fair value through profit or loss		4,362	170
Others	~~W~~	4,033	1,154

		148,301	763,489

Finance costs
Interest expense	~~W~~	35,108	47,294
Foreign currency loss		39,869	39,639
Loss on disposal of investments		—	22,490
Loss on impairment of investments		23,059	5,505
Loss on sale of trade accounts and notes receivable		875	46
Loss on valuation of financial asset at fair value through profit or loss		225	—
Loss on impairment of available-for-sale financial assets		—	1,948
Loss on transaction of derivatives		49	514
Loss on valuation of derivatives		26,600	—
Others		3,867	2,098

	~~W~~	129,652	119,534

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

23.	Income Taxes

(a)	Details of income tax expense for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Current tax expense
Current year	~~W~~	(3,883)	324,522
Adjustment for prior years		82,225	—

	~~W~~	78,342	324,522
Deferred tax expense (benefit)
Origination and reversal of temporary differences	~~W~~	(190,675)	(52,668)
Change in unrecognized deferred tax assets		64,818	(11,708)

	~~W~~	(125,857)	(64,376)

Income tax expense (benefit)	~~W~~	(47,515)	260,146

(b)	Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)		2018			2017
		Before tax	Tax benefit (expense)	Net of tax	Before tax	Tax benefit (expense)	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	5,690	(1,169)	4,521	(16,260)	9,259	(7,001)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

23. Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)		2018		2017
Profit (loss) for the year	~~W~~		(442,291)		1,779,721
Income tax expense (benefit)			(47,515)		260,146

Profit (loss) before income tax			(489,806)		2,039,867

Income tax expense using the Company’s statutory tax rate		26.65%	(130,533)	24.20%	493,648
Non-deductible expenses		(6.76%)	33,112	2.63%	53,671
Tax credits		19.97%	(97,822)	(11.81%)	(240,788)
Change in unrecognized deferred tax assets		(13.23%)	64,818	(0.57%)	(11,708)
Adjustment for prior years		(16.79%)	82,225	—	—
Effect on change in tax rate		0.41%	(2,007)	(1.69%)	(34,455)
Others		(0.55%)	2,692	(0.01%)	(222)

Actual income tax expense (benefit)	~~W~~		(47,515)		260,146

Actual effective tax rate			(*)		12.75%

(*)	Actual effective tax rate are not calculated due to loss before income tax.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

24. Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2018, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~211,264 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2018, the Company recognized deferred tax assets of ~~W~~308,393 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable.

(In millions of won)
		December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Tax credit carryforwards	~~W~~	29,770	—	58,391	91,862

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)
		Assets		Liabilities		Total
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Other accounts receivable, net	~~W~~	—	—	(1,013)	(1,378)	(1,013)	(1,378)
Inventories, net		53,882	30,688	—	—	53,882	30,688
Defined benefit liabilities, net		—	2,375	—	—	—	2,375
Accrued expenses		121,508	179,112	—	—	121,508	179,112
Property, plant and equipment		191,073	206,900	—	—	191,073	206,900
Intangible assets		925	1,249	—	—	925	1,249
Provisions		32,468	27,018	—	—	32,468	27,018
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		17,932	12,345	—	—	17,932	12,345
Tax loss carryforwards		126,755	—	—	—	126,755	—
Tax credit carryforwards		308,393	268,926	—		308,393	268,926

Deferred tax assets (liabilities)	~~W~~	852,949	728,626	(1,013)	(1,378)	851,936	727,248

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		January 1, 2017	Profit or loss	Other compre- hensive income	December 31, 2017	Profit or loss	Other compre- hensive income	December 31, 2018
Other accounts receivable, net	~~W~~	(1,190)	(188)	—	(1,378)	365	—	(1,013)
Inventories, net		32,150	(1,462)	—	30,688	23,194	—	53,882
Defined benefit liabilities, net		10,817	(17,701)	9,259	2,375	(1,206)	(1,169)	—
Accrued expenses		119,952	59,160	—	179,112	(57,604)	—	121,508
Property, plant and equipment		177,833	29,067	—	206,900	(15,827)	—	191,073
Intangible assets		744	505	—	1,249	(324)	—	925
Provisions		15,051	11,967	—	27,018	5,450	—	32,468
Gain or loss on foreign currency translation, net		11	2	—	13	—	—	13
Others		10,845	1,500	—	12,345	5,587	—	17,932
Tax loss carryforwards		—	—	—	—	126,755	—	126,755
Tax credit carryforwards		287,400	(18,474)	—	268,926	39,467	—	308,393

Deferred tax assets (liabilities)	~~W~~	653,613	64,376	9,259	727,248	125,857	(1,169)	851,936

Statutory tax rate applicable to the Company is 24.2% for the year-ended December 31, 2018. During the year ended December 31, 2018, certain amendments to corporate income tax rules in Korea were enacted and effective on January 1, 2019 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Accordingly, the Company recorded the impact from the amendment in 2018.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

25.	Earnings (Loss) per Share

(a)	Basic earnings (loss) per share for the years ended December 31, 2018 and 2017 are as follows:

(In won and No. of shares)		2018	2017
Profit (loss) for the period	~~W~~	(442,291,281,486)	1,779,721,318,741
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings (loss) per share	~~W~~	(1,236)	4,974

For the years ended December 31, 2018 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the years ended December 31, 2018 and 2017 are not calculated since there was no potential common stock.

26.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. Meanwhile, the Company entered into a currency swap contract to hedge currency risk with respect to foreign currency borrowings and bonds.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)
	December 31, 2018
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	66	—	54	1	7
Trade accounts and notes receivable	2,809	2,937	—	—	—
Non-trade receivable	48	836	1,018	—	—
Trade accounts and notes payable	(1,392)	(11,477)	—	—	—
Other accounts payable	(117)	(13,982)	—	(18)	(2)
Borrowings	(1,163)	—	—	—	—

Aggregate notional amounts in financial position	251	(21,686)	1,072	(17)	5

Currency swap contracts	780	—	—	—	—

Net exposure	1,031	(21,686)	1,072	(17)	5

(In millions)
	December 31, 2017
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	482	77	—	2	—
Trade accounts and notes receivable	3,840	1,960	—	—	—
Non-trade receivable	73	1,674	1,085	—	9
Trade accounts and notes payable	(1,337)	(13,659)	—	—	—
Other accounts payable	(170)	(12,582)	(1,059)	(10)	(2)
Borrowings	(705)	—	—	—	—

Net exposure	2,183	(22,530)	26	(8)	7

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2018 and 2017 and the exchange rates at December 31, 2018 and December 31, 2017 are as follows:

(In won)		Average rate			Reporting date spot rate
		2018	2017		December 31, 2018	December 31, 2017
USD	~~W~~	1,100.21	1,131.08	~~W~~	1,118.10	1,071.40
JPY		9.96	10.09		10.13	9.49
CNY		166.41	167.52		162.76	163.65
PLN		304.87	299.98		297.33	306.07
EUR		1,298.53	1,277.01		1,279.16	1,279.25

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2018 and 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)		December 31, 2018			December 31, 2017
		Equity	Profit or loss		Equity	Profit or loss
USD (5 percent weakening)	~~W~~	41,788	41,788	~~W~~	88,643	88,643
JPY (5 percent weakening)		(7,965)	(7,965)		(8,104)	(8,104)
CNY (5 percent weakening)		6,325	6,325		161	161
PLN (5 percent weakening)		(183)	(183)		(93)	(93)
EUR (5 percent weakening)		232	232		339	339

A stronger won against the above currencies as of December 31, 2018 and 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)		December 31, 2018	December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	550,644	1,147,340
Financial liabilities		(5,033,515)	(2,962,671)

	~~W~~	(4,482,871)	(1,815,331)

Variable rate instruments
Financial liabilities	~~W~~	(1,105,976)	(1,255,350)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2018 and 2017, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
		Equity		Profit or loss
		1% increase	1% decrease	1% increase	1% decrease
December 31, 2018
Variable rate instruments(*)	~~W~~	(8,018)	8,018	(8,018)	8,018

December 31, 2017
Variable rate instruments(*)	~~W~~	(6,863)	6,863	(6,863)	6,863

(*) Financial instruments subject to interest rate swap not qualified for hedging are excluded.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(b) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

i) As of December 31, 2018

(In millions of won)
		December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	473,283
Deposits in banks		77,211
Trade accounts and notes receivable		3,389,108
Non-trade receivable		316,069
Accrued income		5,894
Deposits		13,418
Short-term loans		16,116
Long-term loans		55,048
Long-term non-trade receivable		25,823

	~~W~~	4,371,970

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327
Derivatives		13,059

		14,386

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161

	~~W~~	4,386,517

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

ii) As of December 31, 2017

(In millions of won)
		December 31, 2017
Cash and cash equivalents	~~W~~	566,408
Deposits in banks		580,781
Trade accounts and notes receivable		4,673,570
Non-trade receivable		678,454
Accrued income		8,655
Available-for-sale financial assets		162
Financial asset at fair value through profit or loss		1,552
Deposits		13,638
Short-term loans		13,493
Long-term loans		30,772
Long-term non-trade receivable		15,115
Derivatives		842

		6,583,442

In addition to the financial assets above, as of December 31, 2018, the Company provides a payment guarantee of USD 1,167 million (~~W~~1,305,167 million), for its subsidiary.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2018.

(In millions of won)			Contractual cash flows
		Carrying amount	Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	3,807,234	4,148,732	503,257	85,176	802,857	2,502,969	254,473
Unsecured bond issues		2,332,257	2,537,553	291,738	328,400	456,990	1,320,248	140,177
Trade accounts and notes payable		3,186,123	3,186,123	3,186,123	—	—	—	—
Other accounts payable		1,746,412	1,746,412	1,745,382	1,030	—	—	—
Long-term other accounts payable		3,081	3,081	—	—	2,055	1,026	—
Payment guarantee(*)		19,068	1,493,425	41,614	41,713	137,328	1,010,875	261,895
Security deposits		10,955	10,955	—	165	10,790	—	—

Derivatives financial liabilities
Derivatives		25,758	(35,140)	(6,742)	(6,728)	(12,517)	(9,153)	—

Total	~~W~~	11,130,888	13,091,141	5,761,372	449,756	1,397,503	4,825,965	656,545

(*) Contractual cash flows of payment guarantee is identical to timing of principal payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(d) Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
		December 31, 2018	December 31, 2017
Total liabilities	~~W~~	13,849,525	11,580,156
Total equity		13,212,581	13,829,259
Cash and deposits in banks (*1)		550,483	1,147,178
Borrowings (including bonds)		6,139,491	4,218,021
Total liabilities to equity ratio		105%	84%
Net borrowings to equity ratio (*2)		42%	22%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(e) Determination of fair value

(i) Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Other current financial assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii) Investments in equity and debt securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv) Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(ii) Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position, are as follows:

i) As of December 31, 2018

(In millions of won)
		December 31, 2018
		Carrying value	Fair value
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	473,283	(	*)
Deposits in banks		77,211	(	*)
Trade accounts and notes receivable		3,389,108	(	*)
Non-trade receivable		316,069	(	*)
Accrued income		5,894	(	*)
Deposits		13,418	(	*)
Short-term loans		16,116	(	*)
Long-term loans		55,048	(	*)
Long-term non-trade receivable		25,823	(	*)
Financial assets at fair value through profit or loss
Equity securities	~~W~~	7,344	7,344
Convertible bonds		1,327	1,327
Derivatives		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	25,758	25,758
Financial liabilities carried at amortized cost
Unsecured bank borrowings	~~W~~	3,807,234	3,862,709
Unsecured bond issues		2,332,257	2,384,987
Trade accounts and notes payable		3,186,123	(	*)
Other accounts payable		1,746,412	(	*)
Long-term other accounts payable		3,081	(	*)
Payment guarantee liabilities		19,068	(	*)
Security deposits		10,955	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

ii) As of December 31, 2017

(In millions of won)
		December 31, 2017
		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	566,408	(	*)
Deposits in banks		580,781	(	*)
Trade accounts and notes receivable		4,673,570	(	*)
Non-trade receivable		678,454	(	*)
Accrued income		8,655	(	*)
Deposits		13,638	(	*)
Short-term loans		13,493	(	*)
Long-term loans		30,772	(	*)
Long-term non-trade receivable		15,115	(	*)
Liabilities carried at amortized cost
Unsecured bank borrowings		2,207,259	2,212,474
Unsecured bond issues		2,010,762	2,016,086
Trade accounts and notes payable		2,391,493	(	*)
Other accounts payable		2,701,823	2,702,033
Payment guarantee liabilities		8,127	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(iii) Fair values of financial assets and liabilities

i) Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii) Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2018 and 2017 are as follows:

(In millions of won)		Level 1	Level 2	Level 3	Total
December 31, 2018
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	—	—	7,344	7,344
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income Debt instrument		161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives		—	—	25,758	25,758

(In millions of won)		Level 1	Level 2	Level 3	Total
December 31, 2017
Assets
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial asset at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

iii) Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)		December 31, 2018			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	3,862,709	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate

(In millions of won)		December 31, 2017			Valuation technique	Input
Classification		Level 1	Level 2	Level 3
Liabilities
Unsecured bank borrowings	~~W~~	—	—	2,212,474	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,702,033	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

		December 31, 2018			December 31, 2017
Borrowings, bonds and others		2.09~3.37%			1.57~2.92%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2018 are as follows:

(In millions of won)
		January 1, 2018		Non-cash transactions
			Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	Others	December 31, 2018
Short-term borrowings	~~W~~	—	(720)	—	720	—	—	—
Current portion of long-term borrowings and bonds		1,058,985	(1,425,395)	1,376,081	29,945	532	—	1,040,148
Payment guarantee		8,127	1,876	—	—	—	9,065	19,068
Long-term borrowings		1,653,033	2,489,560	(816,713)	864	—	—	3,326,744
Bonds		1,506,003	828,169	(559,368)	(4,172)	1,967	—	1,772,599

	~~W~~	4,226,148	1,893,490	—	27,357	2,499	9,065	6,158,559

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others

(a) Related parties

Related parties for the year ended December 31, 2018 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries and associates for the years ended December 31, 2018 and 2017 are as follows:

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(b) Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)		2018
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	8,944,621	—	—	—	—	9
LG Display Japan Co., Ltd.		2,413,437	—	—	—	—	2,158
LG Display Germany GmbH		1,796,479	—	—	—	—	5,558
LG Display Taiwan Co., Ltd.		1,488,447	—	—	—	—	568
LG Display Nanjing Co., Ltd.		13,840	—	6,037	—	1,321,700	27,142
LG Display Shanghai Co., Ltd.		963,865	—	—	—	—	52
LG Display Poland Sp. z o.o.		329	—	—	—	37,307	16
LG Display Guangzhou Co., Ltd.		52,168	—	14,043	—	1,930,113	14,194
LG Display Shenzhen Co., Ltd.		1,312,088	—	—	—	—	4
LG Display Yantai Co., Ltd.		23,018	—	25,759	—	1,358,502	13,597
LG Display (China) Co., Ltd.		328	90,281	1,409,953	—	—	1,253
LG Display Singapore Pte. LTD.		1,087,835	—	—	—	—	38
L&T Display Technology (Fujian) Limited		392,318	—	—	—	8	38
Nanumnuri Co., Ltd.		180	—	—	—	—	21,356
Global OLED Technology, LLC		—	—	—	—	—	6,007
LG Display Guangzhou Trading Co., Ltd.		782,603	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		39,639	—	36,013	—	830,170	6,175
Suzhou Lehui Display Co., Ltd.		178,357	—	—	—	—	—
LG Display High-Tech (China) Co., Ltd		12,434	—	—	—	—	—

	~~W~~	19,501,986	90,281	1,491,805	—	5,477,800	98,165

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)		2018
				Purchase and others
		Sales and Others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries	~~W~~
WooRee E&L Co., Ltd.		—	—	50	—	—	144
INVENIA Co., Ltd.		—	30	1,608	28,657	—	795
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
LB Gemini New Growth Fund No.16(*)		1,112	540	—	—	—	—
YAS Co., Ltd.		—	—	5,281	25,422	—	3,391

	~~W~~	1,112	5,272	371,122	54,079	71,403	9,646

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,207,372	—	31,161	454,555	—	107,861

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)		2018
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	—	—	166
LG Electronics Reynosa S.A. DE C.V.		33,225	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Mexicalli, S.A. DE C.V.		10,296	—	—	—	—	210
LG Electronics RUS, LLC		2,201	—	—	—	—	1,862
LG Electronics Egypt S.A.E.		25,491	—	—	—	—	16
LG Electronics (Kunshan) Computer Co., Ltd.		4,804	—	—	—	—	—
LG Innotek Co., Ltd.		29,148	—	137,949	—	—	38,930
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	285,514	—	8,980
Inspur LG Digital Mobile Communications Co., Ltd.		69,769	—	—	—	—	1
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	29,215
Others		2,185	—	27	—	—	9,498

	~~W~~	479,809	—	137,976	285,514	—	91,064

	~~W~~	21,190,279	95,553	2,032,064	794,148	5,549,203	306,736

(*)	Represents transactions occurred prior to disposal of the entire investments

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)		2017
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	11,080,713	11,060	—	—	—	25
LG Display Japan Co., Ltd.		2,468,424	3,438	—	—	—	52
LG Display Germany GmbH		1,804,786	4,365	—	—	—	7,395
LG Display Taiwan Co., Ltd.		1,489,786	3,161	—	—	—	1,031
LG Display Nanjing Co., Ltd.		17,585	60,292	—	—	525,508	—
LG Display Shanghai Co., Ltd.		1,273,823	11,783	—	—	—	366
LG Display Poland Sp. z o.o.		314	—	—	—	34,540	34
LG Display Guangzhou Co., Ltd.		34,051	363,086	7,826	—	2,156,897	10,152
LG Display Shenzhen Co., Ltd.		1,842,778	4,988	—	—	—	7
LG Display Yantai Co., Ltd.		36,628	128,998	15,342	373	2,027,508	25,890
LG Display (China) Co., Ltd.		68,794	10,079	1,552,070	—	—	—
LG Display Singapore Pte LTD.		960,332	1,917	—	—	—	668
L&T Display Technology (Fujian) Limited		453,757	—	15	—	—	793
Nanumnuri Co., Ltd.		95	—	—	—	—	18,528
Global OLED Technology LLC		—	—	—	—	—	6,030
LG Display Guangzhou Trading Co., Ltd.		586,062	326	—	—	—	180
LG Display Vietnam Haiphong Co., Ltd.		4,321	—	—	—	148,758	—
Suzhou Lehui Display Co., Ltd.		207,280	—	—	—	—	—

	~~W~~	22,329,529	603,493	1,575,253	373	4,893,211	71,151

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)		2017
				Purchase and others
		Sales and Others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1	—	—	—	4	6
WooRee E&L Co., Ltd.		—	—	—	—	—	175
INVENIA Co., Ltd.		—	—	1,862	37,296	—	2,255
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Narenanotech Corporation(*)		—	—	279	12,251	—	177
YAS Co., Ltd.		—	—	6,347	69,242	—	2,474

	~~W~~	1	8,639	389,303	118,789	90,789	10,032

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,677,434	—	46,765	696,628	—	108,639

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)		2017
				Purchase and others
		Sales and others	Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	—	—	198
LG Electronics Reynosa S.A. DE C.V.		76,277	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
LG Electronics Mexicalli, S.A. DE C.V.		29,115	—	—	—	—	186
LG Electronics RUS, LLC		3,941	—	—	—	—	963
LG Innotek Co., Ltd.		14,836	—	185,464	—	—	5,245
LG Hitachi Water Solutions Co., Ltd.		—	—	—	314,645	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		110,310	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		77,355	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	27,449
Others		3,121	—	3	—	—	8,252

	~~W~~	620,720	—	185,467	314,645	—	44,460

	~~W~~	24,627,684	612,132	2,196,788	1,130,435	4,984,000	234,282

(*)	Represents transactions occurred prior to disposal of the entire investments

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2018 and 2017 are as follows:

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Subsidiaries
LG Display America, Inc.	~~W~~	1,031,718	1,795,757	—	—
LG Display Japan Co., Ltd.		349,814	230,804	5	2
LG Display Germany GmbH		433,077	497,677	4,332	—
LG Display Taiwan Co., Ltd.		274,860	436,943	34	106
LG Display Nanjing Co., Ltd.		2,448	176	272,991	85,646
LG Display Shanghai Co., Ltd.		168,117	176,816	1	74
LG Display Poland Sp. z o. o		30	73	6,849	5,480
LG Display Guangzhou Co., Ltd.		167,814	345,212	196,070	189,996
LG Display Guangzhou Trading Co., Ltd.		377,145	88,876	—	—
LG Display Shenzhen Co., Ltd.		32,759	217,542	—	—
LG Display Yantai Co., Ltd.		115	123,059	382,448	30,397
LG Display (China) Co., Ltd.		—	55,309	187,004	150,933
LG Display Singapore Pte. Ltd.		85,680	187,420	1	1
L&T Display Technology (Fujian) Limited		62,336	57,545	139,171	177,487
Nanumnuri Co., Ltd.		—	—	2,065	2,453
Global OLED Technology LLC		—	—	1,146	—
LG Display Vietnam Haiphong Co., Ltd.		22,113	9,119	340,780	58,666
Suzhou Lehui Display Co., Ltd.		32,641	21,110	—	36,919
LG Display High-Tech (China) Co., Ltd.		17,333	—	3,362	—

	~~W~~	3,058,000	4,243,438	1,536,259	738,160

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Associates and their subsidiaries
WooRee E&L Co., Ltd.	~~W~~	—	—	6	61
INVENIA Co., Ltd.		2,000	2,375	1,671	18,523
AVATEC Co., Ltd.		—	—	4,382	2,949
Paju Electric Glass Co., Ltd.		—	—	60,566	60,141
YAS Co., Ltd.		—	375	2,709	6,474

	~~W~~	2,000	2,750	69,334	88,148

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	247,134	550,101	99,574	206,616

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)
		Trade accounts and notes receivable and others		Trade accounts and notes payable and others
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	2,782	407	45,815	58,741
LG Hitachi Water Solutions Co., Ltd.		9,100	—	47,463	154,079
Hi Entech Co., Ltd.		—	—	4,782	4,854
Inspur LG Digital Mobile Communications Co., Ltd		6,137	20,953	—	—
LG Electronics Reynosa S.A. DE C.V		2,572	11,494	134	82
LG Electronics India Pvt. Ltd.		9,047	3,030	29	—
LG Electronics Vietnam Haiphong Co., Ltd.		25,544	36,017	—	1
LG Electronics S.A. (Pty) Ltd.		896	2,400	5	4
LG Electronics Egypt S.A.E		10,296	—	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		1,370	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		15	9	90	80
Others		6,855	18,385	1,185	1,309

	~~W~~	74,614	92,695	99,503	219,150

	~~W~~	3,381,748	4,888,984	1,804,670	1,252,074

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		Loans(*)
Associates		January 1, 2017	Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.	~~W~~	2,375	—	375	2,000
YAS Co., Ltd.		375	—	375	—

	~~W~~	2,750	—	750	2,000

(*)	Loans are presented based on nominal amounts.

(In millions of won)
		Loans(*1)
Associates		January 1, 2017	Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2018 and 2017 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
		For the year ended December 31, 2018		December 31, 2018
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries(*)	~~W~~	715,580	190,091	82,965	82,028
LG Uplus Corp.		21	1,739	—	178
LG Chem Ltd. and its subsidiaries		1,648	776,031	14	93,274
Serveone and its subsidiaries		388	1,166,309	21,307	239,091
Silicon Works Co., Ltd		—	713,093	—	140,694
LG Corp.		—	54,434	11,246	—
LG Management Development Institute		—	9,734	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	210,344	—	72,694
LG Hausys Ltd		1,111	4	—	3
G2R Inc. and its subsidiaries		—	57,744	—	19,773

Robostar Co., Ltd.		—	1,374	—	530

Total	~~W~~	718,748	3,180,897	119,012	648,706

(*)

For transactions which LG International and its subsidiaries act as an agent of the Company and receive commission revenue from the Company, above transaction amount only include commission revenue recognized by LG International and its subsidiaries. For prior year comparative purpose, gross sales and others for year ended December 31, 2018 amount to ~~W~~715,580 million, respectively, and gross purchase and others for year ended December 31, 2018 amount to ~~W~~596,261 million.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)
		For the year ended December 31, 2017		December 31, 2018
		Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	611,274	1,354,039	110,786	186,799
LG Household & Health Care and its subsidiaries		—	116	—	—
LG Uplus Corp.		152	1,854	—	1,505
LG Chem Ltd. and its subsidiaries		16,915	869,579	8,659	127,416
SK Siltron Co., Ltd. (formerly, Siltron Co., Ltd.)(*)		10	—	—	—
Lusem Co., Ltd.(*)		13	694	1	53
Serveone and its subsidiaries		677	1,390,323	21,565	491,719
Silicon Works Co., Ltd		—	624,127	—	120,031
LG Corp.		—	60,756	4,700	1,523
LG Management Development Institute		—	10,221	3,480	699
LG CNS Co., Ltd. and its subsidiaries		323	226,229	—	90,374
LG Hausys Ltd		1,673	391	—	374
G2R Inc. and its subsidiaries		—	93,799	—	14,275

	~~W~~	631,037	4,632,128	149,191	1,034,768

(*)	Represents transactions occurred prior to disposal of the entire investments

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
		2018	2017
Short-term benefits	~~W~~	2,622	3,724
Expenses related to the defined benefit plan		794	488

	~~W~~	3,416	4,212

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)
		2018	2017
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment		(725,744)	638,907
Changes in other receivable arising from the investments of dividends received from subsidiaries	~~W~~	(405,992)	—
Substitution of investment shares of property, plant and equipment		343,163	—

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operation of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2018. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2018, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of Company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A Company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of separate financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2018 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2018. We did not review the Company’s IACS subsequent to December 31, 2018. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 25, 2019

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2018 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operation of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Internal Accounting Control System (“IACS”) Officer and Chief Executive Officer (“CEO”) of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR as of December 31, 2018.

The Company’s management, including myself, is responsible for designing and operating an IACS. We assessed the design and operational effectiveness of the IACS in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable separate financial statements. We followed the IACS Framework to evaluate the effectiveness of the IACS design and operation.

Based on the assessment results, we believe that the Company’s IACS, as of December 31, 2018, is effectively designed and operating, in all material respects, in conformity with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

January 24, 2019

Sangdon Kim

Internal Control over Financial Reporting Officer

Sang Beom Han

Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 28, 2019	By: /s/ Heeyeon Kim
(Signature)

Name: Heeyeon Kim
Title: Head of IR / Vice President